UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-50499
MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)
MINDSPEED TECHNOLOGIES, INC.
(Name of issuer of the securities held pursuant to the plan)
4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660-3095
(Address of principal executive office)

MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Annual Report on Form 11-K

*	Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor

June 12, 2006
Report of Independent Registered Public Accounting Firm
To the Administrative Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan
     We have audited the accompanying statements of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma, Inc.
A Professional Accountancy Corporation Newport Beach, California

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments (Note 2)
Interest bearing cash	$113,796	$82,169
Common/collective trust	1,679,565	1,097,470
Mutual funds	9,900,677	6,382,977
Mindspeed Technologies, Inc. common stock	3,275,916	1,977,228
Participant loans	111,621	80,506

	15,081,575	9,620,350

Receivables
Other	21,288	128

Total assets	15,102,863	9,620,478

LIABILITY	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$15,102,863	$9,620,478

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation (depreciation) in fair value of investments (Note 2)	$791,324	$(917,124)
Interest and dividends	58,356	36,143

	849,680	(880,981)

Contributions
Participants	4,192,126	4,535,626
Company — Mindspeed Technologies, Inc. common stock	866,759	958,128
Rollovers	407,104	103,348

	5,465,989	5,597,102

Total additions	6,315,669	4,716,121

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	813,277	169,717
Administrative expenses	20,007	19,269

Total deductions	833,284	188,986

NET INCREASE	5,482,385	4,527,135

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	9,620,478	5,093,343

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$15,102,863	$9,620,478

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 –	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The following description of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
     General – The Plan became effective on July 1, 2003 and is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), covering all eligible employees of Mindspeed Technologies, Inc. (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     Eligibility – An employee will be permitted to participate in the Plan as soon as practicable following his or her commencement of service with the Company, effective on the first payroll payment date following his or her commencement of service as an employee.
     Contributions – Participant contributions to the Plan are based upon a percentage of base compensation as designated by each participant. Participants may contribute a percent of their base compensation on a pre-tax or post-tax basis, or a combination of both, up to a maximum of seventeen percent (17%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are deposited with the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are invested based on each participant’s election in one or more of several investment funds.
     The Company may make discretionary matching contributions up to one hundred percent (100%) on the first four percent (4%) of base compensation that an employee contributes each pay period. The Company may also make a profit sharing contribution at its discretion, to be determined by the plan committee. The Company’s matching contributions and profit sharing contributions are in the form of common stock of the Company, but may, at the discretion of the Board of Directors, be in cash or in any combination of cash and common stock of the Company. Company matching contributions are deposited with the Plan after each pay period. The Company matching contributions for the years ended December 31, 2005 and 2004 consisted of shares of the Company’s common stock valued at $866,759 and $958,128, respectively, at the time of the contributions. The Company made no profit sharing contribution for the years ended December 31, 2005 or 2004.
     Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of profit sharing contributions are based on a participant’s base compensation. Allocations of earnings and expenses are based on a participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Plan participants may choose among various investment options, as more fully described in the information package provided to eligible employees by the Company.
     Vesting – Participants are fully vested in all contributions and earnings on contributions.
     Forfeitures – Participants are fully vested in their accounts upon entry to the Plan, therefore, the Plan does not allow for forfeitures.
     Administrative Expenses – The employer absorbs significant costs of the Plan. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.

     Payment of Benefits – Plan benefits are distributed in a lump sum or installments.
     Active participants may withdraw the pre-tax portion of their account in a lump sum in the event of undue financial hardship or part or all of their account upon attainment of age fifty-nine and one half (59 1/2). Withdrawals made under this provision are limited to one withdrawal every six (6) months.
     Participant Loans – Participants may generally borrow an amount not exceeding the least of fifty percent (50%) of their balance, $50,000, or the aggregate of the balances in the borrower’s pre-tax contribution and post-tax contribution accounts. The loans are collateralized by the participant’s vested interest in the Plan.
     Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
     Non-Discrimination Testing for Employee and Employer Contributions – The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.
     Basis of Accounting – The financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and present the fair value of assets available for employee benefits and the changes in those assets.
     Investment Valuation – Quoted market prices are used to value investments except for the participant loans. Participant loans are valued at the outstanding principal balance which the Plan administrator (the Company) has estimated approximates fair value. The common/collective trust fund is valued by a financial institution based on the quoted market values of the underlying investments held by the fund.
     Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2 – INVESTMENTS
     The following table presents the fair values of investments as of the dates indicated. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2005 or 2004 are separately identified:

	December 31,
	2005	2004
PARTICIPANT DIRECTED INVESTMENTS
Common/collective trust:
Fidelity Managed Income Portfolio Trust	$1,679,565	$1,097,470

Mutual funds:
Fidelity Dividend Growth Fund	1,265,709	887,634
Spartan U.S. Equity Index Fund	1,235,519	885,422
Fidelity Low-Priced Stock Fund	964,640	625,382
Baron Growth Fund	935,522	500,467
The Oakmark Select Fund Class I	876,127	634,837
Other	4,623,160	2,849,235

Total mutual funds	9,900,677	6,382,977

Mindspeed Technologies, Inc. common stock	3,275,916	1,977,228

Interest bearing cash	113,796	82,169

Participant loans	111,621	80,506

	$15,081,575	$9,620,350

     The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated in value for the year ended December 31, 2005 and depreciated in value for the year ended December 31, 2004. A summary of the change in fair value of the investments is as follows:

	Years Ended December 31,
	2005	2004
Mindspeed Technologies, Inc. common stock	$266,416	$(1,513,135)
Mutual funds	524,908	596,011

	$791,324	$(917,124)

NOTE 3 – PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always fully vested in their accounts.
NOTE 4 – TAX STATUS
     The IRS has determined and informed the Company by a letter dated November 16, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
NOTE 6 – RELATED PARTY TRANSACTIONS
     Certain Plan investments are shares of mutual funds and units of participation in a common/collective trust managed by Fidelity Investments. Fidelity Management Trust Company (a wholly owned subsidiary of Fidelity Investments) is the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Plan also holds investments in the common stock of Mindspeed Technologies, Inc., the Plan Sponsor. These transactions also qualify as party-in-interest transactions for which a statutory exception exists.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2005
FEIN: 01-0616769
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
*	Fidelity Investments	Interest bearing cash	*	*	$113,796
*	Fidelity Investments	Fidelity Fund	*	*	132,469
*	Fidelity Investments	Fidelity Growth Company Fund	*	*	578,925
*	Fidelity Investments	Fidelity OTC Portfolio Fund	*	*	88,779
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	*	*	964,640
*	Fidelity Investments	Fidelity Diversified International Fund	*	*	584,637
*	Fidelity Investments	Fidelity Dividend Growth Fund	*	*	1,265,709
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	*	*	672,210
*	Fidelity Investments	Fidelity Freedom Income Fund	*	*	52,581
*	Fidelity Investments	Fidelity Freedom 2000 Fund	*	*	50,522
*	Fidelity Investments	Fidelity Freedom 2005 Fund	*	*	1,742
*	Fidelity Investments	Fidelity Freedom 2010 Fund	*	*	170,417
*	Fidelity Investments	Fidelity Freedom 2015 Fund	*	*	20,530
*	Fidelity Investments	Fidelity Freedom 2020 Fund	*	*	282,279
*	Fidelity Investments	Fidelity Freedom 2025 Fund	*	*	6,648
*	Fidelity Investments	Fidelity Freedom 2030 Fund	*	*	207,523
*	Fidelity Investments	Fidelity Freedom 2035 Fund	*	*	74,996
*	Fidelity Investments	Fidelity Freedom 2040 Fund	*	*	146,921
*	Fidelity Investments	Fidelity Intermediate Government Income Fund	*	*	97,019
*	Fidelity Investments	Fidelity Managed Income Portfolio Trust	*	*	1,679,565
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	*	*	464,205
	T. Rowe Price	T. Rowe Price Emerging Market Stock Fund	*	*	313,962
	Ariel	Ariel Fund	*	*	351,928
	Baron Funds	Baron Growth Fund	*	*	935,522
	Oakmark Funds	The Oakmark Select Fund Class I	*	*	876,127
	Spartan	Spartan U.S. Equity Index Fund	*	*	1,235,519
	Van Kampen	Van Kampen Growth & Income Fund Class A	*	*	324,867
*	Mindspeed Technologies, Inc.	Common stock, 1,394,007 shares	*	*	3,275,916

*	Participant loans	Interest rates ranging from 5.75% to 10%		$0	111,621

					$15,081,575

*	Party-in-interest for which a statutory exception exists

**	Historical cost information is not required for participant directed investment funds
See report of Independent Registered Public Accounting Firm and the accompanying notes to financial statements.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

Date: June 26, 2006	By	/s/ Bradley W. Yates

Bradley W. Yates
Senior Vice President and Chief Administrative Officer
of Mindspeed Technologies, Inc. and Member of the
Plan Committee

EXHIBIT INDEX
23	Consent of Independent Registered Public Accounting Firm